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NEWS RELEASE

NR09-05

February 23, 2009

Dorato Confirms Large High-Grade Gold-Silver System

at Taricori Zone, Cordillera del Condor Project, NW Peru

Results up to 132.2 g/t (4.25 oz/t) Gold and 1,669 g/t (53.66 oz/t) Silver

Mean Vein Grade: 10.95 g/t Gold and 134.41 g/t Silver (168 Samples)

Mean Wall-Rock Grade: 0.60 g/t Gold and 16.5 g/t Silver (195 samples)

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) is pleased to announce receipt of very positive assay results from Minera Afrodita, relating to the high-priority Taricori Gold – Silver Zone on the Cordillera del Condor project in northern Peru (Dorato has an option to acquire 100% of Minera Afrodita).

Mineralized vein channel samples returned grades of up to 132.2 g/t (4.25 oz/t) gold and 1,669 g/t (53.66 oz/t) silver.  Results from 168 vein rock channel samples returned a mean grade of 10.95 g/t (0.35 oz/t) gold and 134.41 g/t (4.32 oz/t) silver with 68% of vein samples grading greater than 26 g/t (0.84 oz/t) gold.  Gold enriched wall-rock channel samples highlight the considerable potential for a bulk-tonnage target in addition to the high-grade, vein-hosted mineralization.  Wall-rock samples returned grades up to 6.95 g/t (0.24 oz/t) gold and 193 g/t (6.81 oz/t) silver.  Results from 195 wall-rock channel samples returned a mean grade of 0.60 g/t (0.02 oz/t) gold and 16.5 g/t (0.53 oz/t) silver.

Dorato retains exploration rights on more than 800 square kilometres of highly permissive exploration territory in the Peruvian portion of the Belt.  Minera Afrodita’s exploration in 2008 has only covered approximately 20% of the geological and structural extension of what is arguably one of the world’s premier, unexplored, high-grade precious metal districts situated in a politically stable jurisdiction.  The Peruvian portion of the district has never seen sustained modern exploration.

The Taricori Gold – Silver Zone (formerly El Tambo), located on the Peruvian side of the prolific Cordillera del Condor Gold – Copper District, is an epithermal poly-sulphide vein system with 2.6 kilometres of underground development in 142 historical mine workings.  The Jerusalem deposit (Dynasty Metals & Mining Inc, measured and indicated resource of 585,000 contained ounces gold plus additional 710,000 inferred ounces gold) in Ecuador is located approximately 1 kilometre to the west and is interpreted to represent the western limits of the Taricori mineralizing system.  The potential of the Cordillera del Condor Gold – Copper District is highlighted by discoveries such as the Fruta del Norte deposit (Kinross Gold Corporation, 13.6 million contained ounces at 7.23 g/t gold) in Ecuador.

Additional results from Taricori Zone and the surrounding targets are expected in the coming weeks.

Rock Sample Results

Results from a total of 1,271 rock samples have been recieved from the Taricori Zone, shown in Figure 1 as a red polygon.  Channel samples were taken from historical workings and from country rock traverses in the area.  Characterization samples were taken where channel sampling could not be achieved.

Channel sampling of historical workings (363 samples) tested vein / fault and wall-rock material.  Sampling was undertaken to determine the grade of the main mineralizing structures and the bulk-tonnage potential of the wall-rocks.  Results are summarized in Table 1.

Gold is clearly present in veins and within fault gouge although silicified rock with sulphides may carry gold and has not been historically exploited due to the difficulty of mining and recovering gold from harder rock using artisanal mining methods.  As a result, rock exposure in workings is skewed towards softer gouge material and silicified rocks are under-represented in the data set.  This future upside potential can only be fully tested by drilling.

Table 1: 367 Channel Samples from Historical Workings

Sample Type	# Samples		Au g/t	Ag g/t	Cu %	Pb %	Zn %
Veins	168	Min	0.09	0.70	0.00	0.01	0.00
		Max	132.20	1,669.00	3.41	7.73	25.15
		Mean	10.95	134.41	0.21	1.35	3.99
Wall-Rock	195	Min	0.01	0.30	0.00	0.00	0.00
		Max	6.95	193.00	0.42	3.04	13.65
		Mean	0.60	16.50	0.03	0.21	0.42

Several reconnaissance lines were cut in the vicinity of Taricori in an attempt to delineate the limits of the extensive gold endowed system.  Traverse channel samples (894 samples) were taken where these lines exposed outcrop.  These samples are therefore not targeted on known mineralization and are not normally expected to carry significant gold values.  Notwithstanding this, the results from the sampling are excellent, with country rock samples reaching 15.8 g/t gold and a mean of 0.10 g/t gold (Table 2) – the Taricori gold-silver system is clearly open, particularly to the south and southeast, towards very substantial geophysical anomalies (previous News Release NR09-04).  These results highlight the considerable potential for wall-rock mineralization in the country-rocks, reinforcing the bulk-tonnage potential of the gold-bearing system.

Table 2: 894 Channel Samples from Traverses

Sample Type	# Samples		Au g/t	Ag g/t	Cu %	Pb %	Zn %
Channel	894	Min	0.00	0.05	0.00	0.00	0.00
		Max	15.80	580.00	0.51	2.47	9.18
		Mean	0.10	3.99	0.01	0.04	0.04

Characterization samples (14 samples) were collected from dumps, workings and regionally in any situation where a channel sample was unsafe to collect in a representative manner (Table 3).

Table 3: 14 Characterization Samples

Sample Type	# Samples		Au g/t	Ag g/t	Cu %	Pb %	Zn %
Vein	11	Min	0.04	5.30	0.01	0.30	0.02
		Max	21.70	194.00	0.27	6.00	12.20
		Mean	9.15	98.94	0.08	2.52	4.45
Wall-Rock	3	Min	0.02	0.70	0.01	0.02	0.03
		Max	0.48	10.30	0.02	0.21	0.31
		Mean	0.18	6.90	0.01	0.11	0.19

A total of 2,522 rock samples, 392 stream sediment samples and 1,084 soil samples were collected during the 2008 work program.  Additional geochemical results will be released as they become available.

Taricori Mineralization

Taricori is interpreted to be an intermediate sulphidation epithermal poly-sulphide vein system, with gold mineralization occurring in massive sulphide veins of pyrite, sphalerite and galena.  Exposure within historical small-scale mine workings is good and the number and continuity of veins that can be observed is excellent.

Channel samples to date have demonstrated that widespread coarse-grained pyrite mineralization appears to carry gold mineralization, which greatly increases the chance of developing a bulk-tonnage deposit in the area.  In several areas, broad zones of >0.5 g/t gold mineralization have developed around primary mineralizing structures, greatly enhancing the possibility of developing significant gold-bearing mineralized zones around the primary veins.

Quartz is notably absent from most of the veins and is only a minor component in even the largest of veins.  Alteration is dominantly sericite and illite.  Veins range up to 1.2 metres in thickness and the larger veins are structurally continuous for hundreds of metres along strike and down dip.  The density of underground workings is very impressive considering the difficulty of prospecting for recessive sulphide veins through the dense jungle vegetation.  The actual density of veins is likely much higher than what is indicated by the workings and will only be fully appreciated following drill testing.

To date, 142 underground workings have been discovered within an area of roughly 700 by 400 metres.  Many of these are significant workings with several tens of metres exposed.  Adits have been excavated on multiple levels over a vertical extent of approximately 300 metres.  Mapping and sampling has been completed in sufficient detail to undertake an analysis of the vein geometries, including intersections and splay structures.  .

Mapping of important structures in the vicinity of the workings reveals a dominant strike of 125 degrees, which coincides with an important fabric in the magnetic data near Taricori (Figure 2).  Looking across the border at the vein structures in Ecuador it is clear that the main vein set there has a similar 125 degree trend on both the north and south sides of the main vein set, suggesting that could result from a sinistral motion across the structural corridor.

Interpreted System Dimensions

Historical mine workings have been discovered throughout an area of 700 by 400 metres, but the mineralizing system is interpreted to be significantly more extensive (Figure 2: magnetic map).  Including the Jerusalem deposit in Ecuador, interpreted to be a continuation of the Taricori system, the system measures 3.5 kilometres by 1.5 kilometers to date (approximately 5 square kilometres).  This area includes a number of electromagnetic and magnetic anomalies where prospectivity needs to be confirmed by geochemical results, expected in the coming weeks.

These dimensions do not include any of Dorato’s other targets outlined in previous news releases, such as the 29 square kilometre Cobrecon copper-molybdenum-gold porphyry target to the south (News Release NR09-04).

About Dorato Resources Inc.

Dorato is a mineral exploration company focused on the emergent, world-class Cordillera del Condor Gold-Copper Belt in northwest Peru, adjacent to the Ecuadorian border.  The property represents the geological continuation of the prolific Ecuadorian territory, where world-class gold-bearing epithermal and copper-gold porphyry mineralization has been discovered and delineated.  Dorato, through a series of option agreements, now has the right to become the first mover on the Peruvian side of the Belt through a highly prospective and unexplored land package, exceeding 800 square kilometres in area.

Qualified Person

EurGeol Keith J. Henderson, PGeo., Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parson’s, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru, for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. Finally, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Corporate Communications & Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward-looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made.  The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.